

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Jun Wang
Chief Executive Officer
Yubo International Biotech Limited
Room 105, Building 5, 31 Xishiku Avenue
Xicheng District, Beijing, China

>   **Re: Yubo International Biotech Limited**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed April 20, 2022**
>   **File No. 333-255805**

Dear Mr. Wang:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2022 letter.

Amendment No. 6 to Form S-1 Filed April 20, 2022

General

1.   Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated with investing in companies that are based in or that have significant operations in the PRC.

Cover Page

2.   We note your response to prior comment 1. Please revise your Cover Page to expressly acknowledge that action by the Chinese regulatory authorities disallowing the contractual arrangements that you have with Yubo International Biotech (Beijing) Limited would likely result in a material change in your operations and/or a material change in the value

of the securities you are registering for sale.

3. We note the revisions you made in response to prior comment 2. Please revise to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of the VIE.

4. We note your response to prior comment 4 in our letter dated December 30, 2021. Please add to the cover page a cross reference to the condensed consolidating schedule filed as an exhibit to the registration statement.

Prospectus Summary, page 1

5. We note the revisions you made in response to prior comment 4. Please disclose how you determined that permissions related to the CAC and the CSRC's Overseas Listing Regulations were not required. If you relied on the advice of counsel in making this determination, identify counsel and file its consent. If you did not consult counsel in making these determinations, explain why you did not obtain the advice of counsel; if true, disclose that your determination is based on a risk-based analysis; and include related risk factor disclosure. Please revise related disclosure elsewhere as appropriate.

6. We note your response to prior comment 6 in our letter dated December 30, 2021. Please disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe such policies and procedures.

7. We note your response to prior comment 7 in our letter dated December 30, 2021 and your statement on page 1 that your contractual arrangements allow you "to exercise effective control" over Yubo Beijing. Neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

Summary Risk Factors, page 2

8. For each summary risk factor you disclose, please include a cross-reference to the more detailed discussion of the risk in your Risk Factors section.

<u>Risk Factors</u>
<u>You may experience difficulties in effecting service of legal process, enforcing foreign judgments...., page 12</u>

9.   We note your disclosure that many of your senior executive officers and directors reside within China for a significant portion of the time and some of them are PRC nationals. Please revise to disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 2. Summary of Significant Accounting Policies</u>
<u>Principles of Consolidation, page F-9</u>

10.   We note your disclosures on page F-10 discussing the Exclusive Consulting Services Agreement, the Exclusive Purchase Option Agreement and the Equity Pledge Agreement among Yubo, Yubo WFOE, and the Yubo Shareholders. Please revise the references to Yubo and Yubo WFOE to be consistent with the defined terms for the subsidiaries or entities as disclosed on page F-9 and throughout the filing.

11.   We note your response to prior comment 7 and the disclosures added to the summary of the "Exclusive Consulting Services Agreement" on page 1. Please revise to provide similar disclosures in the footnotes to your financial statements.

        You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Barbara A. Jones, Esq.